1441 BROADWAY
NEW YORK, NY 10018

T 212 354 4900

May 30, 2013

Via EDGAR

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth & Pacific Companies, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 21, 2013
Commission File No. 1-10689

Dear Ms. Jenkins:

Thank you for your letter dated May 9, 2013 regarding the Fifth & Pacific Companies, Inc. Annual Report on Form 10-K for the fiscal year ended December 29, 2012.  We have provided our responses to your comments and have set forth such comments below, to assist your review.

Form 10-K for Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 46

Net Sales, page 47

1.         We note your disclosures indicating that your comparable direct-to-consumer net sales include both store sales and e-commerce sales. You also disclose the percentage change of comparable direct-to-consumer net sales to explain increases (decreases) or on any change in trends of this metric. Please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us with the text of your proposed future disclosure.

Response

We respectfully advise the Staff that we include e-commerce results in the comparable direct-to-consumer data that we report. We also advise the Staff that the nature of our direct-to-consumer marketing and distribution activities is rapidly evolving to a fully integrated direct-to-consumer platform. We believe the distinction between retail store and e-commerce sales is becoming less clear and that providing separate e-commerce sales data is not relevant to our investors and may be misleading due to (i) our recent focus on an omni-channel strategy that emphasizes store-to-web and web-to-store cross-selling and will diminish the distinction between e-commerce and retail store sales and (ii) the integrated nature and management of the retail store and e-commerce sub-channels within our direct-to-consumer operations.

We expect to further enhance omni-channel capabilities within the next 12 months.  We anticipate this will create a seamless consumer buying experience across direct-to-consumer sub-channels by allowing fulfillment of e-commerce orders from substantially all retail stores and fulfillment of retail store sales with e-commerce inventory when the merchandise is not initially available in the respective sub-channel.  Consumers will also have the ability to place e-commerce orders through point of sale kiosks located within our retail stores.

Upon completion of our project to provide omni-channel capabilities, the classification of net sales as e-commerce net sales or retail store net sales will become more subjective.  In addition, certain store-to-web or web-to-store sales transactions will be simultaneously counted toward an individual store’s percentage rent based on sales and incur an e-commerce service provider fee.

We also note for your consideration that we may use our e-commerce platforms to sell certain inventory from our stores, and we fulfill e-commerce sales orders with inventory from selected retail stores when the ordered merchandise is not available at our e-commerce service provider.  Also, returns and exchanges frequently occur at our retail stores for purchases made through our e-commerce sub-channel.

We acknowledge the Staff’s request to provide transparent disclosure of our e-commerce sales; however, we believe that such disclosure is not meaningful to our investors and it is our position that the facts and circumstances discussed above emphasize the integrated and non-distinct nature of the retail store and e-commerce sub-channels with omni-channel capabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 46

Net Sales, page 47

2.         We note you disclose “sales productivity” for each of your segments and express this metric on an average square foot basis. Please describe how this metric is computed and tell us whether it includes the effects of your e-commerce sales. To the extent that e-commerce sales are included and had a material effect on this metric for the periods presented, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us with the text of your proposed future disclosure in your response.

Response

We respectfully advise the Staff that on page 48 of our 2012 Annual Report on Form 10-K we present net sales per average square foot, which is computed as net sales divided by the average of beginning and end of period gross square feet.  We compute this metric excluding e-commerce sales. We will revise our future disclosure to state, “We evaluate sales productivity based on net sales per average square foot, which is defined as net sales divided by the average of beginning and end of period gross square feet and excludes e-commerce net sales.”

As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me directly at (212) 626-1640.

Sincerely,

/s/ George M. Carrara

George M. Carrara
Executive Vice President, Chief Financial Officer and
Chief Operating Officer